

March 22, 2012

Barbra E. Kocsis
Chief Financial Officer
Merrill Lynch Alternative Investments LLC
Four World Financial Center, 10th Floor
250 Vesey Street
New York, NY 10080

      Re: **ML Systematic Momentum FuturesAccess LLC**
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 15, 2011
             File No. 000-52505

             ML Trend-Following Futures Fund L.P.
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 15, 2011
             File No. 000-28928

             ML Aspect FuturesAccess LLC
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 15, 2011
             File No. 000-51085

             ML Select Futures I L.P.
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 15, 2011
             File No. 000-50269

             ML Transtrend DTP Enhanced FuturesAccess LLC
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 15, 2011
             File No. 000-52701

             ML Winton FuturesAccess LLC
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 15, 2011
             File No. 000-51084

             ML BlueTrend FuturesAccess LLC
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 15, 2011
             File No. 000-53794

Dear Ms. Kocsis:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Kevin Woody

                Kevin Woody
                Branch Chief

cc: Michael Karam (via email)